EXHIBIT 99.2

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Management's Discussion & Analysis ("MD&A") is intended to help the reader understand the Global Green Matrix Corp. (“Global Green” or the “Company”) financial statements.  The information provided herein should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2013 and audited financial statements for the year ended December 31, 2012 and related notes attached thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).   Except as otherwise disclosed, all dollar figures in this report are stated in Canadian dollars.  The effective date of this report is August 26, 2013.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.  See “Forward-looking Information and Statements” that are subject to risk factors set out in a cautionary note contained herein.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

Overall Performance

Global Green Matrix Corp. is an Oilfield Services Firm (OFS) specializing in frac water heating, unconventional energy extraction and related services such as oil sands processing, oilfield equipment, and oilfield waste disposal and recovery of reusable products from waste in both Canada and USA.

Acquisition of Intercept Rentals

On March 19, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement. Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

Intercept Rentals provides an existing line of services and equipment to the oil & gas industry with products that focus on efficiency and safety.

Intercept’s new heating technology called the BIG HEAT, is a patent pending propane powered Frac Water Heating System that provides a safer, and more efficient heating method than the traditional methods used today by the oil & gas companies and their fracking operations.

The technology virtually eliminates any possibility of on-site injuries or accidents that have occurred with the traditional methods of heating water. All of the units have numerous safety shutoffs and little to no radiant heat emanating from the burner that is located in a encased chamber.

Intercept’s BIG HEAT burns cleanly, completely and efficiently making BIG HEAT the most cost effective, safest and environmentally friendly Frac Water Heating System available today.

The Company believes that to participate in the growing $750 Billion dollar oil and gas services industry, THE BIG HEAT Frac Water Heating System along with the company’s business plan to deploy additional BIG HEAT units throughout Canada & USA is the fastest route to generating new income and growth, and adding value to the company.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Selected Annual Information

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Total revenues	$518,733	$ Nil	$ Nil
General and administrative expenses	1,718,507	542,102	290,832
Total comprehensive loss for the year	(1,728,041)	(552,855)	(622,344)
Loss per share	(0.03)	(0.02)	(0.05)
Total assets	3,240,866	1,118,873	35,861
Total liabilities	1,383,556	286,997	313,447

Results of Operations

This review of the results of operations should be read in conjunction with the condensed interim consolidated financial statements for the Six months ended June 30, 2013:

Overall, the net loss was $800,741 for the six months ended June 30, 2013 compared to $605,924 for the six months ended June 30, 2012.  The loss for the quarter was $783,342 (2012 - $381,312).

Rental income of $1,065,861 (2012 - $43,288) was higher for the six months ended June 30, 2013 as the Company owned Intercept Rentals for the full six month period in 2013 as compared to the prior period in 2012 which includes one full quarter and plus 11 days of income (as Intercept Rentals was acquired on March 20, 2012). Rental income for the second quarter of 2013 was $128,597, a noticeable increase over the $ 43,268 recorded in the second quarter of 2012.

Significant expenses during the six months period ended June 30, 2013 were salaries and wages of $371,623 (2012 - $144,876), consulting fees of $249,049 (2012 - $91,317), and transportation charges of $275,360 (2012 - $nil).Expenses reflect the change in the business plan to the Intercept Rental frac water heating business. Royalties $154,137 (2012 - $nil) is related to increased rental revenue from the subsidiary (Intercept Rentals) and increased corporate activity with the Company.

Professional fees of $48,257 (2012 - $74,029) and transfer agent and filing fees of $34,119 (2012 - $34,221)decreased compared to the previous period as the Company completed the acquisition of Intercept Rentals in March 2012 and fees relating to due diligence on other business opportunities in the prior year.

Non-cash stock-based compensation expense of $198,826 (2012 - $nil) increased as the Company granted stock options during the current period. Holders of the options will benefit if the stock price increases significantly and the shareholders of the Company will accordingly benefit. No cash costs are borne by the company.

Summary of Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended March 31, 2013:

($)	June 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
Revenue	128,597	937,264	344,082	31,363	24,718	118,570	nil	nil
Net loss	783.342	(116,556)	(653,068)	(469,049)	(381,317)	(224,607)	(287,032)	(116,195)
Basic and diluted loss per share	(.01)946	(0.00)	(0.01)	(0.01)	(0.01)	nil	(0.01)	(0.01)

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable to seasonality of Intercept Rentals’ operations.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Liquidity and Capital Resources

As of June 30, 2013, the working capital deficiency was $946,619 as compared to working capital deficiency of $913,811 as at December 31, 2012.

The Company’s cash position was $62,839 as of June 30, 2013 as compared to a cash balance of $40,887 as at December 31, 2012. Share issues and borrowings- financing activities totaling 1,563,443 have funded the use of funds in operating activities of $764,282 during the six month period and in investing activities-totaling $777,209 primarily for acquisition of rental equipment for the six months.

In June 2013 the Company arranged a $2.0 million equipment lease credit facility with an interest rate of approximately 5%. At June 30, 2013 there were no draws on this facility.

The Company estimates that the remaining balance of cash will not be sufficient to meet its current working capital requirements over the fiscal year and intends to fund any shortfall through the further issuance of common shares, borrowings though loans and convertible securities.

Related Party Transactions

Key management personnel compensation

	Six months ended
	June 30 2013	June 30, 2012
Short-term employee benefits - management	$107,000	$60,000
Short-term employee benefits - consulting	67,669
Office rent	3,300	3,000
Share-based payments	70,661
	$248,630	$63,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	June 30, 2013	December 31, 2012
Due to an officer of the Company	$1,593	$1,044
Due to a director of the Company	34,260	-
	$35,853	$1,044

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Proposed Transactions

As at the date of this report, there are no proposed transactions that the Board of Directors or senior management have decided to proceed with and that have not been publicly disclosed.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to amortization of licenses, depreciation of property, plant and equipment, fair value measurements for financial instruments and share-based payments and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Future Accounting Policy Changes

A number of new standards, amendments to standards and interpretations are not yet effective as of the date of this report, and were not applied in preparing the financial statements for the six months ended June 30, 2013.  None of these are expected to have a material effect on the financial statements of the Company.

Financial Instruments

As at June 30, 2013, the carrying values of cash, trade and other receivables, trade and other payables, and loans and borrowings approximate their fair values due to their short terms to maturity.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•      Credit risk
•      Liquidity risk
•      Market risk

Credit risk

The Company's credit risk is primarily attributable to cash and trade and other receivables. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Financial instruments included in trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At June 30, 2013, the Company’s exposure to credit risk is minimal.
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Financial risks (cont’d)

As at June 30, 2013, the Company had a cash balance of $62,839 (December 31, 2012 - $472,742) to settle current liabilities of $1,638,821 (December 31, 2012 - $1,375,839).

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)      Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  As of March 31, 2013, the Company did not have any investments in investment-grade short-term deposit certificates. The Company’s loans payable bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)      Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

c)      Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Outstanding Share Data

Authorized

The authorized capital of the Company consists of an unlimited number of common voting shares and an unlimited number of preferred non-voting shares.

Common Shares

At June 30, 2013 and August 22, 2013 (date of report), there were 94,733,128 (December 31, 2012 - 80,966,462) issued and fully paid common shares.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Outstanding Share Data (cont’d)

Private placements and other share issuance

i)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 units representing gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share until four months from the closing date. Each warrant entitled the holder to purchase one additional common share for a period of 2 years from the closing date at an exercise price of $0.15 per share.

The Company also paid a finder’s fee of $12,500 cash and 250,000 finder’s warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

ii)
On April 17, 2013, the Company completed a private placement for the sale of convertible debentures for gross proceeds of $445,000. The debenture will bear interest at a rate of 12.00% per annum, payable semi-annually from the closing date and will also contain an override royalty of 2.00% per annum on the gross revenue earned by the new units, payable semi-annually from the closing date. The debentures will be convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing date. A finder’s fee of $20,000 cash may be paid on receipt of TSX-V approval.

iii)
On May 31, 2013 the Company completed the first tranche of a non-brokered private placement for shares offered at a price of $0.075 per share. A total of 8,000,000 shares were issued representing gross proceeds of $600,000.

On June 28, 2013 the Company completed the second tranche of the non-brokered private placement for shares offered at a price of $0.075 per share. A total of 2,366,667 shares representing gross proceeds of $177,500.
Gross proceeds for both tranches was $777,500.

The Company paid finder’s fees of $77,750 cash in relation to the $777,500 raised for the placement.

Stock Options

As of June 30, 2013 and August 22, 2013 (date of report), there were 11,175,000 and 11,575,00 stock options outstanding, respectively.

i)
On January 7, 2013, the Company granted 2,600,000 stock options at a price of $0.10 per common share to directors, officers and consultants of the Company. Each option grant will vest quarterly, expiring on January 7, 2017.

ii)	On March 5, 2013, the Company granted 200,000 options at a price of 0.10 per share to a consultant of the Company. The option grant will vest quarterly, expiring on March 5, 2017.

iii)	On May 1, 2013, the Company granted 7,875,000 stock options at a price of $0.10 per common share to employees, directors, advisors and consultants of the Company, expiring on April 30, 2018.

iv)	On July 1, 2013 the Company granted 400,00 stock options at a price of $0.10 per common share to employees, directors, advisors and consultants of the Company, expiring on July 1, 2018.

Warrants

As of June 30, 2013 and August 22, 2013 (date of report), there were 44,038,663 share purchase warrants outstanding, respectively.

On May 8, 2013, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2013, have been extended by two years and will now expire on July 13, 2015. The warrants were originally issued July 13, 2010. All other terms and conditions of the Warrants remain the same.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Risks and Uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favourable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

Forward-looking Information and Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of current licensing, unanticipated reclamation expenses; fluctuations in commodity prices; fluctuations in foreign currency exchange rates, accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the reclamation and environment industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation for reclamation and/or environmental operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management reviews periodically information reflected in forward-looking statements.  The Company has and continues to disclose in its Management Discussion & Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml and on the Company’s website at www.globalgreenmatrix.com.